Exhibit 16.1
September 23, 2008
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Discovery Holding Company and, under the date of February 14, 2008, we reported on the consolidated financial statements of Discovery Holding Company as of and for the years ended December 31, 2007 and 2006 and the effectiveness of internal control over financial reporting as of December 31, 2007. On September 18, 2008, we were dismissed. We have read Discovery Communications, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated September 17, 2008, and we agree with such statements.
Very truly yours,
/s/ KPMG LLP